RONCO CORPORATION

August 16, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:    Registration Statement on Form S-1 (File No. 333-127056)

Ladies and Gentleman:

Ronco Corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-1, including all amendments and exhibits thereto (the “Registration Statement”) (Registration Statement No. 333-127056), originally filed (on Form SB-2) with the Securities and Exchange Commission on July 29, 2005.

The Registration Statement is being withdrawn because the resale of shares under the Registration Statement is no longer required or viable in light of the Company’s pending bankruptcy. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. We believe that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

If you have any questions regarding this request for withdrawal, please contact Albert Asatoorian at Stubbs Alderton & Markiles, L.L.P., counsel for the Company.

Very truly yours,

By:	/s/ John S. Reiland
Name:	John S. Reiland
Title:	Chief Executive Officer